UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October 2014 (Report No. 2)

Commission File Number: 0-29452

RADCOM LTD.
(Translation of registrant’s name into English)

24 Raoul Wallenberg Street, Tel Aviv 69719, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form:40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

THIS FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO RADCOM LTD.’S REGISTRATION STATEMENTS ON FORM S-8 (REGISTRATION STATEMENT NOS. 333-13250, 333-111931, 333-123981, 333-190207 AND 333-195465) AND FORM F-3 (REGISTRATION STATEMENT NOS. 333-170512 AND 333-189111), AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FILED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

CONTENTS

This report on Form 6-K of the registrant consists of the following document, which is attached hereto and incorporated by reference herein:

Exhibit 99.1	Press Release: RADCOM reports strong results for Q3 2014: Excellent reception of MAVERIQ CEM SOLUTION grows revenues 26% to $6M with record net income, $0.11 EPS (NON-GAAP), dated October 29th, 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RADCOM LTD.

Date: October 30, 2014	By:	/s/ Uri Birenberg
	Name:	Uri Birenberg
	Title:	CFO

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

99.1	Press Release: reports strong results for Q3 2014: Excellent reception of MAVERIQ CEM SOLUTION grows revenues 26% to $6M with record net income, $0.11 EPS (NON-GAAP), dated October 29th, 2014.